Exhibit 99.25

Titan Announces Results of its Annual Shareholders’ Meeting

Vancouver, B.C., June 25, 2024 – Titan Mining Corporation (TSX:TI) (“Titan” or the “Company”) announces that all matters presented for approval at Titan’s annual meeting of shareholders held today, as more particularly set out in the Company’s Management Information Circular dated May 13, 2024 (the “Circular”), have been approved. These matters included:

●	Electing each of the Company’s six nominees as directors of the Company;

●	Re-appointing Ernst & Young, LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.

●	Approving all unallocated rights and other entitlements under the Company’s current restricted share unit plan, as more particularly set out in the Circular; and

●	Approving all unallocated options under the Company’s current stock option plan, as more particularly set out in the Circular;

A summary of the results for the election of Titan’s Board of Directors is provided below:

Name of Nominee	Votes For		Votes Against		Votes Withheld
	Number	%	Number	%	Number	%
John Boehner	94,461,043	99.99	-	-	8,151	0.01
Lenard Boggio	87,344,941	92.46	-	-	7,124,253	7.54
William Mulrow	87,304,891	92.42	-	-	7,164,303	7.58
George Pataki	87,345,941	92.46	-	-	7,123,253	7.54
Donald R. Taylor	94,463,043	99.99	-	-	6,151	0.01
Richard Warke	94,422,993	99.95	-	-	46,201	0.05

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact:

Investor Relations:

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including the timing of payment of the Dividend. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.